FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 Aug, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X          Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

9 August 2022

NatWest Group plc

("NatWest Group" or the "Company")

Publication of Circular and Notice of General Meeting and Notice of Class Meeting relating to a proposed Special Dividend and associated Share Consolidation

NatWest Group is pleased to announce that, following the announcement on 29 July 2022 in relation to the proposed Special Dividend and associated Share Consolidation, a circular setting out the full details of the proposed Special Dividend, Share Consolidation and related matters (the "Circular") has been published today.

The Circular confirms that, in line with previous announcements, NatWest Group intends to return approximately £1.75 billion to Ordinary Shareholders by way of a proposed Special Dividend of £0.168 per Existing Ordinary Share in the capital of NatWest Group. In addition, in order to maintain the comparability, so far as practicable, of NatWest Group's share price before and after the Special Dividend, it is proposed that the Special Dividend be accompanied by a Share Consolidation resulting in Ordinary Shareholders receiving 13 New Ordinary Shares with a nominal value of £1.0769 each for every 14 Existing Ordinary Shares that they hold*.

Notice of General Meeting and Class Meeting

The Circular contains further details of these matters as well as: (i) a notice convening a General Meeting of Shareholders to be held at Gogarburn, Edinburgh EH12 1HQ at 2.00 p.m. on 25 August 2022; and (ii) a notice convening a Class Meeting of Ordinary Shareholders to be held at Gogarburn, Edinburgh EH12 1HQ at 2.30 p.m. on 25 August 2022, or as soon as the General Meeting has completed or been adjourned.

Special Dividend

Assuming the conditions described below are satisfied, the Board is recommending that Shareholders approve a Special Dividend in pounds sterling to Ordinary Shareholders on the Register as at 6.00 p.m. (UK time) on 26 August 2022. The Special Dividend is expected to be paid to such Ordinary Shareholders on 16 September 2022.

An equivalent amount in respect of the Special Dividend is proposed to be paid in US dollars to holders of American depositary receipts ("ADRs", each representing two Ordinary Shares in NatWest Group) (the "ADR Holders") on the ADR Register as at 5.00 p.m. (New York time) on 26 August 2022 based on an exchange rate determined in accordance with the deposit agreement pursuant to which the ADRs were issued (the "Deposit Agreement"). Cheques for the payment of such amount are expected to be despatched on or around 16 September 2022.

The Special Dividend is subject to the approval of Shareholders at the General Meeting. It is also conditional upon: (i) the approval by Shareholders at the General Meeting of the Share Consolidation; (ii) the approval by Shareholders at the General Meeting of the proposed amendments to the Articles as a result of the Share Consolidation; (iii) the approval by Ordinary Shareholders at the Class Meeting of the Share Consolidation and proposed amendments to the Articles as a result of the Share Consolidation; and (iv) Admission in respect of the New Ordinary Shares taking place by or as soon as practicable after 8.00 a.m. (UK time) on 30 August 2022.

*Note: the nominal value of the New Ordinary Shares without rounding is £1.076923076923077 per share

Share Consolidation

As all Existing Ordinary Shares will be consolidated, whilst each Ordinary Shareholder will hold fewer Ordinary Shares following the Share Consolidation, each Ordinary Shareholder will still hold the same proportion of NatWest Group's Ordinary Share capital (i.e. the total number of Existing Ordinary Shares in issue)  immediately before and after the Share Consolidation (subject to any fractional entitlements, which will be dealt with in accordance with the process described in the Circular). Although the New Ordinary Shares will have a different nominal value (being £1.0769 each) to the Existing Ordinary Shares, they will be traded on the London Stock Exchange in the same way as the Existing Ordinary Shares and will carry the same rights under the Articles as the Existing Ordinary Shares, subject to consequential amendments to the Articles as set out in the Circular. The Share Consolidation will apply to Ordinary Shareholders on the Register as at 6.00 p.m. (UK time) on 26 August 2022.

As a result of the Share Consolidation, for each existing ADR held on the ADR Register as at 5.00 p.m. (New York time) on 26 August 2022, ADR Holders will, upon cancellation of their Existing ADRs, be issued and receive New ADRs in the ratio of 13 New ADRs to replace every 14 Existing ADRs (to be distributed in accordance with the Deposit Agreement after giving effect to the fees and expenses provided for therein).

The Share Consolidation is subject to the approval of Shareholders at the General Meeting. It is also conditional upon: (i) the approval by Shareholders at the General Meeting of the Special Dividend; (ii) the approval by Shareholders at the General Meeting of the proposed amendments to the Articles as a result of the Share Consolidation; (iii) the approval by Ordinary Shareholders at the Class Meeting of the Share Consolidation and the proposed amendments to the Articles as a result of the Share Consolidation; and (iv) Admission in respect of the New Ordinary Shares taking place by or as soon as practicable after 8.00 a.m. (UK time) on 30 August 2022.

Additional resolutions

The Share Consolidation will have an impact on the authorities taken by the Company at its 2022 AGM. To reflect this impact, at the General Meeting, approval by Shareholders will also be sought to amend the annual authorities to enable NatWest Group to make market purchases of its Ordinary Shares, allot New Ordinary Shares and to disapply pre-emption rights, to cover the period between the date of the General Meeting and the 2023 AGM. Additional approvals, which are for consequential amendments required as a result of the Share Consolidation only, will also be sought to amend the Directed Buyback Contract in relation to the existing authority for off-market purchases of Ordinary Shares from HM Treasury, and to amend the Articles. These resolutions are conditional upon: (i) the approval by Shareholders of the Special Dividend and the Share Consolidation; (ii) the sanction of Ordinary Shareholders to be sought at the Class Meeting; and (iii) Admission in respect of the New Ordinary Shares taking place by or as soon as practicable after 8.00 a.m. (UK time) on 30 August 2022. Further details of these additional resolutions are set out in the Circular. Additionally, at the Class Meeting of Ordinary Shareholders, approval by Ordinary Shareholders will also be sought to amend the Articles, which will be treated as a variation of the voting rights attaching to Ordinary Shares.

Background

The strength of NatWest Group's balance sheet and financial performance mean that it is well positioned to  grow its lending to customers responsibly and provide support to those who are likely to need it most whilst also continuing to transform the bank and deliver sustainable returns to Shareholders.

In 2021, NatWest Group returned £3.8 billion to Shareholders through a combination of ordinary dividends, directed buybacks of Ordinary Shares from HM Treasury and its on-market buyback programme. In 2022, NatWest Group completed a £1.2 billion directed buyback from HM Treasury, a £750 million on-market buyback programme and it has announced an interim dividend equivalent to £364 million. Even after taking into account these distributions, NatWest Group's CET1 ratio at the end of June 2022 was 14.3 per cent. (including the accrual of the Interim Dividend and the accrual of the Special Dividend), well above its target CET1 ratio for end of 2022 of 14 per cent. and 2023 of 13 to 14 per cent. Given the significant surplus capital within NatWest Group today, the Board is proposing a Special Dividend of approximately £1.75 billion. NatWest Group's UK leverage ratio headroom and liquidity coverage ratio are also both comfortably above regulatory requirements.

The Board has chosen to implement this return of capital through a Special Dividend and Share Consolidation (as is often done in the case of significant special dividends) because it can be executed efficiently, treats all Ordinary Shareholders equally, is financially attractive and avoids increasing the proportion of NatWest Group owned by HM Treasury:

(i)         Speed of execution: this method of distribution allows NatWest Group to return a significant amount of capital to Ordinary Shareholders quickly compared to an on-market buyback programme which, to return this amount of capital, would take many months given that it is constrained by daily trading volume limits;

(ii)         Equal treatment of all Ordinary Shareholders: all Ordinary Shareholders on the Register, and ADR Holders on the ADR Register, at the record date are entitled to the same Special Dividend per share of £0.168;

(iii)        Attractive financial impact: by undertaking the Share Consolidation alongside the Special Dividend, it is accretive to NatWest Group's earnings per share and tangible book value per share, similar to the financial effects of an on-market buyback programme; and

(iv)        No change in HM Treasury's shareholding: further on-market buyback programmes without sell-downs by HM Treasury would cause HM Treasury's shareholding in NatWest Group to increase. The Special Dividend and the Share Consolidation does not increase HM Treasury's shareholding.

NatWest Group has maintained capacity to participate in directed buybacks of HM Treasury's shareholding in NatWest Group, recognising that any exercise of this authority is dependent upon HM Treasury's intentions. As a result of the completed directed buyback in March 2022, NatWest Group will not be able to conduct a directed buyback under its current authorities until March 2023.

Expected timetable

The expected timetable for the General Meeting, the Class Meeting, the Special Dividend and the Share Consolidation is set out below. All references to times are to UK time unless stated otherwise.

Publication and posting of the Circular, including the Notice of General Meeting and the Notice of Class Meeting	9 August 2022
Latest time and date for receipt of ADR Voting Cards from ADR Holders in respect of the General Meeting and the Class Meeting	12.00 p.m. (New York time) on 19 August 2022
Proxy vote lodged on behalf of ADR voters	22 August 2022
Latest time and date for receipt of Form of Proxy and CREST Proxy Instructions from Shareholders in respect of the General Meeting and/or the Class Meeting	2.30 p.m. on 23 August 2022
Record time and date for entitlement to vote at the General Meeting	6.00 p.m. on 23 August 2022
Record time and date for entitlement of Ordinary Shareholders to vote at the Class Meeting	6.00 p.m. on 23 August 2022
General Meeting	2.00 p.m. on 25 August 2022
Class Meeting of Ordinary Shareholders	2.30 p.m. on 25 August 2022 (or as soon as the General Meeting has completed or been adjourned)
Latest time for dealings in Existing Ordinary Shares	4.30 p.m. on 26 August 2022
Record time and date for entitlement to Special Dividend and Share Consolidation for Ordinary Shareholders	6.00 p.m. on 26 August 2022
Effective time and date for entitlement to Special Dividend and Share Consolidation for ADR Holders	5.00 p.m. (New York time) on 26 August 2022
Ordinary Shares (but not ADRs) marked ex-entitlement	8.00 a.m. on 30 August 2022
Effective time and date for the Share Consolidation for Ordinary Shareholders	8.00 a.m. on 30 August 2022
Commencement of dealings in New Ordinary Shares on the London Stock Exchange (after the Share Consolidation)	8.00 a.m. on 30 August 2022
CREST accounts credited with New Ordinary Shares (after the Share Consolidation)	30 August 2022
Effective date for the Share Consolidation for ADR Holders	30 August 2022
ADRs marked ex-entitlement	30 August 2022
Commencement of dealings in New ADRs on a "When-Issued" basis	30 August 2022
Commencement of dealings in New ADRs on "Regular Way" basis	1 September 2022
Credit of New ADRs to ADR Holders	1 September 2022
Despatch of share certificates in respect of New Ordinary Shares	No later than 14 September 2022
Payment of the Special Dividend to Ordinary Shareholders (by CREST payment, BACS/SEPA or by cheque)	16 September 2022
Despatch of cheques to ADR Holders in respect of the Special Dividend (and Interim Dividend)	On or around 16 September 2022

If any of the above times and/or dates change, NatWest Group will give notice of the change by issuing an announcement through a regulatory information service.

Availability of the Circular

Printed copies of the Circular will be posted today to Shareholders and any other person entitled to receive a copy (other than those who have elected for, or who have been deemed to have elected for, notification by electronic communication).

A copy of the Circular and certain other documents in relation to the Special Dividend and the Share Consolidation are available for inspection on NatWest Group's website at https://investors.natwestgroup.com/shareholder-centre/shareholder-meetings.

A copy of the Circular (containing the Notice of General Meeting and Notice of Class Meeting) has been submitted to the National Storage Mechanism, where it will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Capitalised terms used but not otherwise defined in this announcement have the same meaning given to them in the Circular.

For more information contact:

Investor Relations

+ 44 (0)207 672 1758

Media Relations

+44 (0) 131 523 4205

Merrill Lynch International

+44 20 7628 1000

Important notices

Merrill Lynch International, which is authorised in the UK by the Prudential Regulation Authority and regulated in the UK by the Financial Conduct Authority and the Prudential Regulation Authority, is acting as financial adviser and corporate broker for NatWest Group and for no one else in connection with the Special Dividend and the Share Consolidation, and will not be responsible to anyone other than NatWest Group for providing the protections afforded to clients of Merrill Lynch International nor for providing advice in connection with the Special Dividend or Share Consolidation or any other matters referred to in this announcement. Neither Merrill Lynch International nor any of its affiliates, directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Merrill Lynch International in connection with this announcement, any statement contained herein, the Special Dividend, the Share Consolidation or otherwise.

This announcement is not intended to, and does not constitute or form part of, and should not be construed as, any offer, invitation, solicitation or recommendation of an offer to purchase, sell, subscribe for or otherwise dispose of or acquire any securities or the solicitation of any vote or approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity. No shares are being offered to the public by means of this announcement. This announcement does not constitute either advice or a recommendation regarding any securities, or purport to contain all of the information that may be required to evaluate any investment in NatWest Group or any of its securities and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. Past performance is not an indication of future results and past performance should not be taken as a representation that trends or activities underlying past performance will continue in the future.

Shareholders are advised to carefully read the Circular. Any response to the Share Consolidation and Special Dividend should be made only on the basis of the information in the Circular. If you are in any doubt as to what action you should take in relation to this announcement or the Circular, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.

The distribution of this announcement in jurisdictions in or from certain jurisdictions may be restricted or prohibited by the laws of any jurisdiction other than the United Kingdom. Recipients are required to inform themselves of, and comply with, all restrictions or prohibitions in such other jurisdictions. Any failure to comply with applicable requirements may constitute a violation of the laws and/or regulations of other such jurisdiction.

This announcement has been prepared for the purposes of complying with the applicable law and regulation of the United Kingdom (including the Listing Rules and the Disclosure Guidance and Transparency Rules) and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

This announcement is being distributed to all shareholders in NatWest Group and holders of NatWest Group's ADRs. A copy of this announcement can be found on our website at www.natwestgroup.com.

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document may include forward-looking statements relating to NatWest Group in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the impact of the Share Consolidation and the Special Dividend, the implementation of its purpose-led strategy, its environmental, social, governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, the impact of the COVID-19 pandemic, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions, the impact of climate-related risks and the transitioning to a net zero economy and the impact of the COVID-19 pandemic. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group's actual results are discussed in NatWest Group's UK 2021 Annual Report and Accounts (ARA), NatWest Group's Interim Results for Q1 2022 and H1 2022 and NatWest Group's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

No statement in this document is or is intended to be a profit forecast or to imply that the earnings of NatWest Group for the current or future financial years will necessarily match or exceed the historical or published earnings of NatWest Group.

Any information contained in this document on the price at which shares or other securities in NatWest Group have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

LEI: 2138005O9XJIJN4JPN90

Date: 09 Aug 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary